Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three Months Ended March 31, 2007 and 2006

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2007	2006
Basic - assumes no dilution:
Net income for the period	$23,268	$23,246
Weighted average number of common shares outstanding during the period	43,118	42,987

Net income per share – basic	$0.54	$0.54

Diluted - assumes full dilution:
Net income for the period	$23,268	$23,246
Interest expense, net of tax, on dilutive Senior Convertible Notes	187	677

Adjusted net income for the period	$23,455	$23,923

Weighted average number of common shares outstanding during the period	43,118	42,987
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	252	163
Common stock units related to Deferred Equity Compensation Plan for Directors	216	194
Common stock units related to Deferred Compensation Plan for Employees	216	147
Restricted common stock units related to Incentive Compensation Plan	376	238
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	1,218	4,085

Total common and common equivalent shares adjusted to calculate diluted earnings per share	45,396	47,814

Net income per share – diluted	$0.52	$0.50